Exhibit 99.1
February 15, 2011
Director of Reserves and Production Services
Williams Exploration & Production
One Williams Center, Suite 2600
Tulsa, Oklahoma 74172
Dear Sir or Madam:
In accordance with your request, we have audited the estimates prepared by Williams Production-Gulf Coast Company, LP; Williams Production Company, LLC; Williams Production RMT Company LLC; and Williams Production Ryan Gulch LLC (collectively referred to herein as “Williams”), as of December 31, 2010, of the proved reserves and future revenue to the Williams interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute approximately 93 percent of all proved reserves owned by Williams. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on February 14, 2011. This report has been prepared for Williams’ use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.
The following table sets forth Williams’ estimates of the net reserves and future net revenue, as of December 31, 2010, for the audited properties:

	Net Reserves		Future Net Revenue(1) (M$)
	Condensate	Gas(2)		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed	1,173	2,343,474	5,160,156	3,209,142
Proved Undeveloped	1,909	1,607,531	1,987,993	401,442

Total Proved	3,081	3,951,006	7,148,150	3,610,583
Totals may not add because of rounding.

(1)	Future net revenue includes natural gas liquids sales.

(2)	Gas volumes have not been adjusted for fuel usage or natural gas liquids extraction.
Condensate volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Natural gas liquids volumes are not included. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.
When compared on a well-by-well basis, some of the estimates of Williams are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Williams’ proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Williams in preparing the December 31, 2010, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Williams.
The estimates shown herein are for proved reserves. Williams’ estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which proved undeveloped reserves have been estimated. Williams has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These locations have been included based on the operators’ declared intent to drill these wells, as evidenced by Williams’ internal budget, reserves estimates, and price forecast. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.
Prices used by Williams are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010. For condensate and natural gas liquids volumes, the average West Texas Intermediate posted price of $75.96 per barrel is adjusted by area for basis differentials and by lease for quality, transportation fees, and local price differentials. For gas volumes, the prices used either are the fixed contract price or are based on the average Henry Hub spot price of $4.376 per MMBTU and are adjusted by area for basis differentials and by lease for energy content, transportation fees, gathering fees, fuel usage, shrinkage, and local price differentials. The fixed contract gas price used is for the Piceance Basin properties and is held constant until contract expiration; at contract expiration, the price is adjusted to the regional spot price, with adjustments, and held constant thereafter. All other prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $66.79 per barrel of condensate and $3.511 per MCF of gas. This average gas price includes revenue from natural gas liquids sales.
Lease and well operating costs used by Williams are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Williams are included to the extent that they are directly attributable to each of the Williams Asset Areas. Lease and well operating costs are held constant throughout the lives of the audited properties. Williams’ estimates of capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.
The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Williams and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of Williams to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.
It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 87 percent of the present worth for the total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Williams with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Williams’ overall reserves management processes and practices.
We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.
Supporting data documenting this audit, along with data provided by Williams, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely, NETHERLAND, SEWELL & ASSOCIATES, INC. Texas Registered Engineering Firm F-002699
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:		By:
	Dan Paul Smith, P.E. 49093		John G. Hattner, P. G. 559
	Senior Vice President		Senior Vice President

Date Signed: February 15, 2011		Date Signed: February 15, 2011

DPS:ID